SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2011

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In gigawatt hours)			Power Sales (In billions of Won)
Period	Demand by Type of Usage	December 2009	December 2010	Year on year growth	December 2009	December 2010	Year on year growth
For December
	Residential	7,661	7,725	0.8%	744	789	6.0%
	Commercial	8,031	8,445	5.2%	786	874	11.2%
	Educational	727	766	5.3%	59	70	18.2%
	Industrial	19,065	21,090	10.6%	1,468	1,761	19.9%
	Agricultural	863	966	12.0%	37	41	11.6%
	Street-lighting	288	300	4.1%	21	23	10.4%

	Total	36,635	39,292	7.3%	3,115	3,558	14.2%

From January To December
	Residential	78,548	82,890	5.5%	7,703	8,569	11.2%
	Commercial	89,620	97,410	8.7%	8,827	9,637	9.2%
	Educational	6,465	7,453	15.3%	540	650	20.3%
	Industrial	207,217	232,672	12.3%	15,271	17,831	16.8%
	Agricultural	9,671	10,654	10.2%	408	453	11.2%
	Street-lighting	2,954	3,081	4.3%	226	250	10.4%

	Total	394,475	434,160	10.1%	32,975	37,390	13.4%

*	The figures may not add up due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-Keun
Title:	Vice President

Date: January 13, 2011